Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007	2006	2005	2004
(000’s, except ratios)

Earnings:

Net Income, per Consolidated Statement of Earnings	$9,735	$8,746	$8,033	$8,553	$8,226

Federal and State Income Taxes included in Operations	4,450	4,482	4,266	4,275	4,206

Interest on Long-Term Debt	11,795	10,919	9,404	8,319	8,394

Amortization of Debt Discount Expense	151	136	112	104	98

Other Interest	1,156	1,949	1,675	1,046	629

Total	$27,287	$26,232	$23,490	$22,297	$21,553

Fixed Charges:

Interest of Long-Term Debt	$11,795	$10,919	$9,404	$8,319	$8,394

Amortization of Debt Discount Expense	151	136	112	104	98

Other Interest	1,156	1,949	1,675	1,046	629

Pre-tax Preferred Stock Dividend Requirements	199	213	208	234	325

Total	$13,301	$13,217	$11,399	$9,703	$9,446

Ratio of Earnings to Fixed Charges	2.05	1.98	2.06	2.30	2.28